ALSTON&BIRD LLP

TO:	Kevin Rupert Brian Morris Joseph Pforte Dominic Minore

FROM:	Margaret A. Sheehan

DATE:	October 22, 2008

RE:	National Retail Fund II 1933 Act File No. 333-150170 1940 Act File No. 811-22198 National Retail Fund III 1933 Act File No. 333-150171 1940 Act File No. 811-22199 (collectively, the “Funds”)

This memorandum supplements the memorandum we filed on September 19, 2008 and is provided in response to my conversation with Kevin Rupert and Brian Morris of the Office of the Chief Accountant on October 17,  2008.

1.

Information regarding the experience, qualifications and other clients of the Funds’ valuation firm

The Funds will employ the pricing services of Doty Scott Enterprises (“DSE”).  DSE has been providing valuation services on behalf of both private and public companies since 1996.  The firm primarily specializes in valuing assets and liabilities for SEC compliance purposes, including derivative instruments that require complex valuation models.  DSE has extensive experience providing fair market valuations for a variety of clients, including mutual funds, hedge funds and private equity funds.  DSE has worked with many large and well recognized public accounting firms such as BDO Seidman, Grant Thorton and Eisner LLP on valuation and SEC compliance related matters, including issuing fairness opinions.  The firm is a member of the CFA Institute and the National Association of Certified Valuation Analysts.  Its client list includes Goldman Sachs, Inland Community Bank, Community Bank of Vermont, Abacus Capital Group, Equus Total Return, ERF Wireless, ENER1, Igene Biotechnology, Striker Oil, NeoStem, and many other entities that have unique valuation procedures.

2.

Information regarding the manner in which the Funds will stratify consumer notes for purposes of valuation

As is typical in the lending industry, loans that the Funds purchase from originators will be priced at different interest rates based on expected losses.  Specific cash flow expectations per originated loan dollar will be created for each variation (strata) of interest rate and loan term.  The valuation process will initially establish 18 unique strata.  The Board of Trustees, working with DSE, will create additional strata as the portfolio grows and as the need arises. The strata will be based on interest rate segment, term of loan, and month of initial origination (i.e. vintage year).  The daily valuation process will be based on an evaluation of each interest rate strata by loan term and month of origination to determine fair market value.  Within each strata, the loans will be tracked and monitored across a number of variables including credit risk, prepayment expectations, delinquency rates and default rates. As a result, loans with similar characteristics that will be affected by economic factors in a similar manner will be tracked collectively. A list of the specific strata is attached to this memorandum as Attachment A.

3.

Information regarding DSE’s role

DSE will provide independent oversight, pursuant to delegation provided by the Board of Trustees, of the overall valuation process. This will include building the valuation model, testing input assumptions, monitoring the external environment and recommending changes to the valuation model.

Specifically, the valuation firm will:

-

analyze, design and test the valuation model;

-

design and implement the process for determining the Funds’ net asset value (“NAV”) per share on an ongoing basis;

-

provide review services on a regular basis to confirm and update the underlying assumptions, revise the valuation model based on actual performance and other economic factors, and provide quarterly financial valuation reports regarding the fair value of assets to the board and the auditors; and

-

update the underlying assumptions to the valuation model and  interact with the audit committee/fair value committee to revise and expand as needed.

4.

Information regarding who will be responsible on a daily basis for determining the Funds’ NAV

On a daily basis, the Funds’ administrator, Gemini Fund Services, LLC (“Gemini”), will calculate the Funds’ NAV, using the fair market valuation methodology approved by the Board of Trustees and DSE. Gemini will compute the NAV based on fair market value data for each of the notes that the Funds hold, interest rate and expense accruals, any additional securities that the Funds hold, and cash held in custody. The Funds’ investment adviser, Fulcrum Advisory Services, Inc. (“Fulcrum”), will approve the NAV calculation on a daily basis.

5.

Information regarding the Funds’ Schedule of Investments

The Funds’ Schedule of Investments will list each individual note and identify the key loan parameters (similar to bank loan funds in the marketplace today). The Funds’ Schedule of Investments will also identify portfolio notes that are at risk (i.e., either in delinquency or default).

6.

The 1933 Act filing number for The Lending Club

The 1933 Act Registration Number for The Lending Club is: 333-151827.

7.

Requirement that collection fees be estimated and included in the Funds’ fee table in the Registration Statement

We agree to make this change.  The collection fees are estimated to be 0.1%. We will include this amount in the example as well. The Funds do not have an advisory fee waiver in place, so there is no additional disclosure necessary.

8.

Additional information regarding when the Funds will adjust valuation models

Our memorandum of September 19, 2008 indicated that the Funds will adjust valuation models in response to “”unexpected shocks”.  In addition, DSE, along with Fulcrum, will review and adjust the valuation model based on both changes in economic conditions and differences in performance from the underlying assumptions.  DSE will conduct a monthly analysis to measure the impact of external pricing issues (e.g. risk free rates, risk premiums, and economic factors such as the credit environment) on the NAV of the portfolio.  When DSE deems these factors to potentially have a material effect on fair market value and NAV, Fulcrum and the Board of Trustees will discuss changes to the model.  In addition, DSE will conduct analysis on the performance assumptions of the portfolio (prepayment rates, default and delinquency rates) on a monthly basis to measure the impact of actual performance on the NAV of the portfolio.  If this analysis shows a material drift from the base-line assumptions that could potentially impact fair market value and NAV, the Board of Trustees and Fulcrum will review, approve and implement changes to the model to address the issue.

9.

Information regarding the accountant’s testing procedures

The Funds’ independent accountants will perform a review of a random sample of investment securities and will positively/affirmatively test them.

10.

Definition of “illiquid security” in the Funds’ Valuation Procedures

The Funds’ Valuation Procedures have been revised to reflect the 1940 Act definition of an illiquid security.  A copy of the revised Procedures is attached to this memorandum at Attachment B.

11.

Securities deemed to be illiquid in the Funds’ Valuation Procedures

The Funds’ Valuation Procedures have been revised to identify consumer notes as securities deemed to be illiquid.

12.

Securities addressed in the Funds’ Valuation Procedures that the Funds do not intend to purchase

The Funds’ Valuation Procedures have been revised to exclude sections referring to 144A securities and other securities that the Funds do not intend to purchase.

13.  Clarification of explanation in “Tax Versus Book” Section of September 19, 2009 Memorandum

We stated in our September 19, 2008 memorandum that “[t]he tax code does not recognize a write down of receivables until the receivable is collectable and collection efforts have stopped.”  The sentence should read:  “The tax code does not recognize a write down of receivables until the receivable is uncollectible and collection efforts have stopped.”  We apologize for the error.

I hope this memorandum is responsive to your questions.  If you need additional information or have additional questions, please feel free to call me at (202) 756-3305.

MAS:js

Attachments

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

www.alston.com

ATTACHMENT A

CONSUMER NOTE STRATA

Risk Factors include: Over-extended credit (i.e. Debt to Income above 10%), Credit Hunger (i.e. more than 3 – 5 inquiries within 6 months of loan origination), Lack of depth of credit files (i.e. less than 5 – 10 credit inquiries)

LEGAL02/31003666v1

ATTACHMENT B

PORTFOLIO SECURITIES VALUATION PROCEDURES

for

National Retail Funds Trusts

 SECTION l. INTRODUCTION

As provided in the prospectus, each Fund ( "Fund") of the National Retail Funds Trusts (the “Trusts”) calculates its net asset value per share ("NAV") as of the close of the New York Stock Exchange, typically 4:00 p.m., Eastern Time ("Valuation Time") on each business day that the NYSE is open. These Procedures, including the delegation of certain responsibilities by the Board of Trustees (the “Board”) of the Trusts, are adopted in order to ensure that the Funds calculate NAV on a timely and accurate basis.

The Board is responsible for, among other things, determining and monitoring the value of each Fund's assets. The Board has established a Valuation Committee to which it has delegated certain responsibilities in this regard.    In its capacity as fund accountant, Gemini Fund Services, LLC (" Gemini ") receives or computes the value of each investment security and other asset held by each Fund and computes the NAV for the Fund by dividing the value of the Fund's assets (less any liabilities) by the total shares of the Fund outstanding. To determine the value of each asset of a Fund, Gemini shall value the Fund's securities and perform certain other calculations in accordance with these Procedures and as directed by the Board.

SECTION 2. VALUATION STANDARDS

(a)  Fund Investments.

(i) Fund investments (hereinafter referred to as "securities") for which market quotations are readily available are to be valued at current market value as of the Valuation Time in accordance with these Procedures.

(ii) Fund securities for which market quotations are not readily available are to be valued at fair value as determined by the Trusts’ Fair Value Committee as of the Valuation Time in accordance with these Procedures ("Fair Value Determinations").

(b)  Other Assets and Liabilities. Other assets (such as receivables and capitalized start-up costs) and liabilities (such as payables and borrowings by a Fund) are to be valued at their book value absent a determination by the Board to value them on another basis.

(c)   Liquidity.  The adviser to the Trusts (the “ Adviser ”), is responsible on an ongoing basis for determining the liquidity of securities. Each Trust has adopted Liquidity Procedures (Appendix A), which are to be read in conjunction with these Procedures.

SECTION 3. ORDINARY PRICING PROCEDURES

--By Type of Security

(a)  Consumer Notes.    Consumer notes will be valued in accordance with the policies and procedures provided in Section 4(a).

(b) Exchange Traded Securities. Securities traded or dealt in upon one or more securities exchange (whether domestic or foreign and, for purposes of these Procedures, including the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") for which market quotations are readily available and not subject to restrictions against resale shall be valued:

(i)

at the last quoted sales price on the primary securities exchange or, in the absence of a sale,

(ii)

at the last bid on the primary exchange.

(c) Non-Exchange Traded Securities. Securities not traded or dealt in upon any securities exchange for which over-the-counter market quotations are readily available generally shall be valued at the most recent trade price.

(d) Short-term Debt Obligations. Short-term debt obligations with remaining maturities in excess of sixty days are valued at current market prices, as discussed above. Short-term securities with sixty days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to a Fund if acquired within sixty days of maturity or, if already held by the Fund on the sixtieth day, based on the value determined on the sixty first day.

(e) Corporate Debt Securities. Corporate debt securities are valued on the basis of valuations provided by dealers in those instruments, by an independent pricing service, approved by the Board, or at fair value. Any such pricing service, in determining value, will use information with respect to transactions in the securities being valued, quotations from dealers, market transactions in comparable securities, analyses and evaluations of various relationships between securities and yield to maturity information.

--Special Situations

(a) Securities Traded on More Than One Exchange. If a security is traded or dealt in on more than one exchange, or on one or more exchange and in the over-the-counter market, quotations from the market in which the security is primarily traded shall be used.

(b) Pricing Agents. Gemini shall employ, at the Trusts’ expense, as applicable, independent pricing agents of the type commonly used in the investment Trust industry, such as Interactive Data Corporation, Standard & Poor’s, Bloomberg, Muller Data Corporation, Kenny Information Systems, Inc. and Merrill Lynch Pricing Service, to provide current market values. Debt securities may be valued at prices supplied by the Fund's pricing agents based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity. Absent special circumstances, valuations for a type of instrument should all be made through the same pricing agent.

(c) Current Market Value Review. If, in the judgment of the Adviser, the value of a security as determined in accordance with this Section 3 does not represent the fair market value of the security for any reason, the Adviser shall so inform the Fair Value Committee and a meeting of the Board may be called to decide whether or not to make a Fair Value Determination.  No Fair Value Determination shall be made without consideration of any readily available market quotations.

(d) Accounting Requirements. Security purchases and sales shall be reflected no later than one Business Day after the trade. Expenses and income are to be accrued daily and dividend income is to be accrued as of the ex-dividend date.

SECTION 4. FAIR VALUE DETERMINATIONS

(a)  Consumer Notes.

(i)

New loan sales.  The fund will purchase new loans from the originating institution at face value based on the determination by an independent valuation firm hired by the fund that the loan’s interest rate is priced appropriate for its risk compared to other loans in the marketplace.  If the rate on the loans is considered higher than market for the same risk, the loans will be sold at a premium.  If the rate on the loans is considered below market for the same risk, the loans will be sold at a discount.

(ii)

Existing loan valuation.  Existing loans will be valued at fair value at the close of each business day.  As there is no exchange for pricing consumer loans, this will be done through a discounting of expected cash flows to the point of valuation.  The monthly cash flow expectations for each loan pool, as provided by the originating institution and reviewed by the Independent Valuation Firm, will be used after the initial loan sale to calculate fair value by applying an appropriate discount rate.

A.

Expected Cash Flows.  Expected cash flows will initially be created by the originating institution and reviewed by the Independent Valuation Firm.  Monthly monitoring of loan performance versus expectations will be created by the originating institution and communicated to the Advisor and Independent Valuation Firm.  Standard quarterly meetings will be conducted to determine if the expected cash flows should be modified.

B.

Discount Rate.  The initial discount rate will include a risk free rate and a risk premium.  The risk free rate used will be Treasuries and will change over the life of a loan based on the remaining average life of the loan (i.e. if the average expected life is 2 years, the 2 year Treasury rate will be used).  The risk free rate will be updated each business day.  The risk premium will begin as the implied internal rate of return on the loan pool (based on the expected cash flows) less the initial risk free rate.  The Independent Valuation Firm will make recommendations for risk premium changes over the life of a loan.

(b) Other Securities Subject to Fair Value Determinations. Fair Value Determinations are required for the following securities:

(i) securities for which market quotations are insufficient or not readily available at the Valuation Time on a particular Business Day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source),

(ii) securities for which, in the judgment of the Adviser, the prices or values available do not represent the fair value of the instrument. Factors which may cause the Adviser to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading; and

(iii) securities determined to be illiquid in accordance with the Liquidity Procedures.

(iv) securities with respect to which an event that will affect the value thereof has occurred (a “significant event”) since the closing prices were established on the principal exchange on which they are traded, but prior to a Fund’s calculation of its net asset value, and

(b) Obligations of the Adviser.

(i) Identification of Need For Fair Value Determinations. Prior to or upon purchasing a security, the Adviser:

(A) shall determine the nature and duration of any restrictions on trading in the security and any rights acquired with the security and

(B) if applicable, shall inform Gemini and the Fair Value Committee that the Adviser believes that there will be insufficient market quotations readily available such that a Fair Value Determination will have to be made.

As soon as the Adviser believes that there are insufficient market quotations readily available or that a significant event has occurred such that a Fair Value Determination will have to be made with respect to a security that is priced (or otherwise would normally be priced) in accordance with Section 3 of these Procedures, it shall so inform Gemini and the Fair Value Committee .

(ii) Recommendations for Fair Value Determinations. When a security for which the Adviser believes a Fair Value Determination will be required is purchased, the Fair Value Committee shall determine a method of valuing or an actual fair value for the security.  Similarly, as soon as the Adviser believes a Fair Value Determination is required for a security that is priced (or otherwise would normally be priced) in accordance with Section 3 of these Procedures, the Fair Value Committee shall determine a method of valuing the security.

(iii) Review of Valuation Methodology. For each security valued by Fair Value Determination, the Fair Value Committee and the Adviser shall monitor the continuing appropriateness of the valuation methodology used with respect to the security. In the event the Adviser believes that the valuation methodology no longer produces a fair value of the security, the Adviser shall immediately notify the Fair Value Committee .

(iv) Quarterly Board Reporting. The Fair Value Committee shall provide the Board at each regularly scheduled meeting of the Board with the following information:

(A) any pricing overrides currently authorized by the Fair Value Committee (see Section 4(c)below);

(B) a list of any securities that have been valued in accordance with a Fair Value Determination by the Fair Value Committee ;

(C ) a list of all sale prices for securities valued by Fair Value Determination; and

( D ) Such other information as the Board deems relevant.

The Adviser shall provide the Board at each regularly scheduled meeting of the Board a list of all illiquid securities and restricted securities held by the Fund and the percentage of the Fund's portfolio represented by illiquid securities and restricted securities (see Section 4 of the Liquidity Procedures);

  (c) Fair Valuation Determination Procedures.

In the event a Fund holds or acquires a security for which a Fair Value Determination is required, the Fair Value Committee is authorized to and shall determine the fair value of the security.  The Fair Value Committee shall transmit a "Manual Pricing Sheet" to Gemini as Fund Accounting Agent for each such determination.

At the meeting of the Fair Value Committee called for the purpose of valuing a security, the Fair Value Committee may request that a representative of the Adviser familiar with the security describe to the Fair Value Committee the nature of the security, any circumstances requiring a determination by the Fair Value Committee and the Adviser's recommended methodology for determining the fair value of the security.

(d) Standards For Fair Value Determinations. As a general principle, the "fair value" of a security is the amount that a Fund might reasonably expect to realize upon its current sale. There is no single standard for determining the fair value of a security. Rather, in determining the fair value of a security, the Fair Value Committee shall take into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other Funds managed by the Adviser or other Funds and the method used to price the security in those Funds; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formulae produced by third parties independent of the Adviser; and (vii) the liquidity or illiquidity of the market for the security.

(e) Effectiveness of  Fair Value Committee Determinations.

(i) Period of Effectiveness. Determination by the Fair Value Committee that a security held by a Fund should be valued in a particular manner shall be effective for all subsequent calculations of the Fund's NAV until such time as either

(A) the Fund no longer owns the security in question;

(B) a Fair Value Determination is no longer required for the security; or

(C) the Fair Value Committee determines to modify or terminate its prior determination with respect to the security.

(ii) Securities for which a Price Becomes Available. In the event that a Fair Value Determination is no longer required for a security that has been valued by the Fair Value Committee based on such a determination, the security shall be valued in accordance with Section 3.  The change in valuation shall occur upon notice from the Fair Value Committee to Gemini .

SECTION 5. FAIR VALUE DETERMINATIONS - SPECIAL CIRCUMSTANCES

(a) Restricted Securities.

(i) In determining the fair value of restricted securities, the Adviser shall obtain a valuation based upon the current bid for the restricted security from two or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security (who should take into consideration all relevant factors as may be appropriate under the circumstances).

(ii) If the Adviser is unable to obtain a current bid for a restricted security from such independent dealers or other independent parties , the Fair Value Committee shall determine the fair value of such security.

(iii) The factors which may be considered in valuing a restricted security include, but are not limited to: (A) the type of security; (B) the cost at date of purchase; (C) the size and nature of the Fund's holdings; (D) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (E) information as to any transactions or offers with respect to the security; (F) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (G) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (H) the level of recent trades of similar or comparable securities; (I) the liquidity characteristics of the security; (J) current market conditions; and (K) the market value of any securities into which the security is convertible or exchangeable.

SECTION 6. PRICING ERRORS

The Trusts have adopted Policies for Correction of Pricing Errors (Appendix B), which are to be read in conjunction with these Procedures. Pricing errors result when one or more shareholder transactions in the Fund are processed at an NAV, which is materially inaccurate. These policies provide general guidance in the case of the identification of a pricing error and guidelines for determining materiality.

APPENDIX A

PORTFOLIO SECURITIES VALUATION PROCEDURES

Liquidity Procedures

SECTION 1. LIMITATIONS

As closed-end interval funds, each Trust must periodically meet certain liquidity requirements.  Specifically, from the time a Trust sends a notification of a repurchase offer to shareholders until the repurchase pricing date, a percentage of the Trust’s assets equal to at least 100 percent of the repurchase offer amount must consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Trust has valued the investment, within a period of seven days.

SECTION 2. REQUIRED LIQUIDITY DETERMINATIONS

(a) Definition. A security shall be deemed to be liquid if it can be sold or disposed of in the ordinary course of business at approximately the amount at which the security is valued by the Trust, within a period of seven days (the “Prescribed Time”).

(b) Delegation. The Adviser shall make liquidity determinations with respect to each security purchased for a Trust and shall monitor the Trust's holdings to ensure that it complies with these procedures and the Trust's investment policies. The Adviser shall monitor all relevant factors concerning the trading markets for securities held by the Trust to ensure that determinations of liquidity (based on presumptions or otherwise) continue to be appropriate under the circumstances.

(c) Securities Deemed Illiquid. Notwithstanding anything to the contrary, repurchase agreements not entitling the Fund to payment of principal within the Prescribed Time, time deposits in excess of the Prescribed Time, privately issued interest-only and principal-only stripped-asset backed securities, purchased over-the-counter options, and the assets used to cover written over-the counter options shall be deemed to be illiquid. Restricted securities (other than Section 4(2) Commercial Paper), shall be deemed to be illiquid until such time as (i) there is an effective registration statement pertaining to the security or the security may otherwise freely be traded in an established market (including foreign markets) and (ii) the security is deemed liquid by the Adviser.

(d) Presumption of Illiquidity. The consumer notes of the type the Funds primarily intend to purchase shall be presumed to be illiquid unless, pursuant to Section 2(e), the Adviser determines that a note is liquid.

(e) Determination of Liquidity. Restricted securities and consumer notes of the type t he Funds primarily intend to purchase shall be presumed to be illiquid unless the Adviser determines, taking into account all relevant factors, that the security is liquid. Among the factors to be considered by the Adviser are:

(i) the frequency of trades and quotes for the security;

(ii) the number of dealers willing to purchase and sell the security and the number of potential purchasers;

(iii) the number of dealers who undertake to make a market in the security;

(iv) the nature of the security, including whether it is registered or unregistered, and the market place;

(v) whether the security has been rated by a nationally recognized statistical rating organization ("NRSRO");

(vi) the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; and

(vii) the nature of any restrictions on resale.

SECTION 3. SECTION 4(2) COMMERCIAL PAPER

(a) Background.  Pursuant to Section 3(a)(3) under the 1933 Act, commercial paper generally is not subject to registration under the 1933 Act. That section exempts notes with maturities of nine months or less which arise out of a current transaction or the proceeds of which have been or are to be used for current transactions. Certain commercial paper does not meet the requirements of Section 3(a)(3), is sold in "private placements" and, accordingly, is a restricted security ("Section 4(2) Commercial Paper"). The requirements of Sections 2(d) and 2(e) hereof shall not apply to Section 4(2) Commercial Paper.

(b) Presumption of Liquidity. Section 4(2) Commercial Paper shall be deemed to be liquid provided that:

(i) the paper is not traded flat or in default as to principal and interest;

(ii) the paper is rated in one of the two highest rating categories (A) by at least two NRSROs or, if only one NRSRO has rated the paper, by that NRSRO, or (B) is not rated by any NRSRO but is deemed by the Adviser to be of equivalent quality; and

(iii) the Adviser's decision takes into account all relevant factors of the trading market for the specific security.

SECTION 4. MONITORING AND REPORTING

(a) Monitoring Liquidity. The Adviser periodically shall monitor each Fund's securities holdings to determine the liquidity of each issue held. If a liquid security held by the Fund becomes illiquid, the Adviser shall treat the security as an illiquid security and determine whether or not to hold the security taking into account all relevant factors, including the amount of illiquid securities then held by the Fund.

(b) Reporting.  At each regularly scheduled Board meeting the Adviser shall report:

(i) the illiquid securities and restricted securities held by the Fund and the percentage of the Fund's portfolio represented by illiquid securities and restricted securities; and

(ii) whether any restricted security previously deemed liquid by the Adviser has become an illiquid security.

The Adviser also shall report such other information with respect to the Fund's holdings of restricted securities or illiquid securities as may be requested by the Board.

(c) Recordkeeping. The Adviser shall maintain appropriate documentation with respect to their determinations of liquidity to enable the Board and the Securities and Exchange Commission to review the determinations.

APPENDIX B

NAV ERROR CORRECTION PROCEDURES

Correction Procedures

1.

If the NAV error is less than one half of one percent of the originally computed NAV, a fund should determine whether total fund losses exceeded total fund benefits for the error period. If the fund incurred a net loss, the responsible party (e.g., the adviser, administrator or recordkeeping agent) should reimburse the fund for the net loss. If the fund had a net benefit, no action need be taken; however, such net benefit should not be carried forward to any analyses performed in the future for other NAV errors that may arise.

2.

If the NAV error equals or exceeds one half of one percent of the originally computed NAV, (a) account adjustments should be made to compensate shareholders for shareholder losses, and b) the responsible party should reimburse the fund for fund losses.

a.

With respect to individual shareholder losses, the fund (or responsible party) should pay to individual shareholders any additional redemption proceeds owned and either refund excess subscription monies paid or credit the shareholder account as of the date of the error, for additional shares. Only individual shareholder losses which exceed a de minimis amount of $25 will be made whole.

b.

With respect to fund losses, either the responsible party (or the individual shareholders) should reimburse the fund for the amount of the fund's losses. Note that there is no netting of fund benefits with fund losses where the error equals or exceeds 1 /2 of 1 % of NAV, to the extent fund benefits were paid out by the fund to shareholders as account adjustments.

3.

In the case of an error that fluctuates above and below one half of one percent, individual shareholder adjustments should be effected for those days where the error was equal to or exceeded one half of one percent. With respect to the remaining days, the fund level process described above may be applied.

4.

The process described above should be a comprehensive analysis encompassing all known errors. If there is a subsequent discovery of an error which affects an NAV error period that had previously been corrected in the manner described above, the subsequently discovered error should be analyzed in isolation without taking into consideration the previously corrected error.

5.

On a quarterly basis, the board shall receive a report on all NAV errors. The report, at a minimum, will contain the dates of the error(s), the original and corrected NAVs, the amount of loss or benefit incurred by the Fund, the responsible party, the corrective action taken and whether adjustments were required at the shareholder level.

6.

See Exhibit I for a flow chart of the above procedures.

Definitions

a.

NAV error is defined as one or more errors in the computation of net asset value which, when considered cumulatively, result in a difference between the originally computed NAV and the corrected NAV of at least $0.010 per share. This computation is based upon the actual difference and is not based upon the rounding of NAV to the nearest cent per share.

b.

The NAV error period comprises those days during which an NAV error existed.

c.

Fund loss refers to a situation where a fund has either paid excessive redemption proceeds as a result of an overstatement of net asset value or received insufficient subscription proceeds as a result of an understatement of net asset value. When such a fund loss occurs, the individual shareholders effecting transactions receive a corresponding benefit (a “shareholder benefit”).

d.

Fund benefit refers to a situation where a fund has either paid insufficient redemption proceeds as a result of an understatement of net asset value or received excessive subscription proceeds as a result of an overstatement of net asset value. When such a fund benefit occurs, the individual shareholders effecting transactions suffer a corresponding loss (a "shareholder loss").